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                           August 30, 2022

       Reinout Schakel
       Chief Financial Officer and Chief Strategy Officer
       Luckin Coffee Inc.
       28th Floor, Building T3, Haixi Jingu Plaza
       1-3 Taibei Road
       Siming District, Xiamen City, Fujian
       People   s Republic of China, 361008

                                                        Re: Luckin Coffee Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
August 2, 2022
                                                            File No. 001-38896

       Dear Mr. Schakel:

              We have reviewed your August 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2022 letter.

       Response Dated August 2, 2022

       General

   1. Please note that our prior comments 1-15 concerned information that should be prominently disclosed
in the Key Information section of your annual report. However, we note that your
responses to comments 1-15 seem to suggest that at least some of the revisions would be made
in the Risk Factor section instead of the Key Information
                                                        section. For the
avoidance of doubt, please make the revisions in the Key Information section.
 Reinout Schakel
FirstName LastNameReinout  Schakel
Luckin Coffee Inc.
Comapany
August 30, NameLuckin
           2022        Coffee Inc.
August
Page 2 30, 2022 Page 2
FirstName LastName
2. We note your responses to comments 5 and 6. Please revise your summary risk factors to reflect the risks associated with cash in the business that is in the PRC or a PRC entity and whether there are limitations on your ability to transfer cash. In this regard, we note your second to last summary risk factor in the section titled "Risks Relating to Doing Business in China." Please revise to reflect that such funds may may not be available for use outside of the PRC and highlight the specific limitations on your ability to transfer cash.
         Also, please revise your summary risk factors so that each summary risk factor in the
         "Risks Relating to Doing Business in China" contains a cross-reference to the more detailed risk factor disclosed in Item 3.D. Risk Factors.
3. We note your response to comment 8, particularly the following proposed sentence:
         "We exercise effective control over the VIE through contractual arrangements, not equity ownership." Any references to control should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please revise your disclosure accordingly.
4. We note your response to comment 10. Please update the summary risk factors, in the section titled "Risks Relating to Doing Business in China" to disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each summary risk factor in the "Risks Relating to Doing Business in China" section should include an individual cross-reference to the more detailed risk factor disclosed in Item
         3.D. Risk Factors.
5. We note your responses to comments 11 and 12. Please name your PRC counsel in your disclosure.
6. We note your response to comment 14. Please include the condensed consolidating schedule in your next annual report on Form 20-F.
7. We note your response to comment 18. Please revise to name your PRC legal counsel, and please remove the materiality qualifier with respect to your compliance with the regulations and policies issued by the CAC to date.
 Reinout Schakel
Luckin Coffee Inc.
August 30, 2022
Page 3
8.    We note your response to comment 19, including your cross-reference to
Item 6.
      Directors, Senior Management and Employees - 6.A Directors and Senior Management
      for the names of your executive officers. However, please revise your disclosure to name the individual directors, officers, or members of senior management that reside within or are PRC nationals.
9.    Please update your disclosure about the Holding Foreign Companies
Accountable
      Act throughout your filing to add that on August 26, 2022, the Public Company
      Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China
      Securities Regulatory Commission and the Ministry of Finance of the People's Republic
      of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong
      Kong.
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,
FirstName LastNameReinout Schakel
                                                          Division of
Corporation Finance
Comapany NameLuckin Coffee Inc.
                                                          Office of Trade &
Services
August 30, 2022 Page 3
cc:       Li He
FirstName LastName